EXHIBIT 7


                    DICKSTEIN PARTNERS INC.

Mark Dickstein                                 Tel:  212-754-4000
President                                      Fax:  212-754-5825



                                   March 3, 1995

Mr. Stephen D. Tannen
Marietta Corporation
37 Huntington Street
Cortland, New York  13045

Dear Steve:

          More than six weeks have passed since we and Calibre Capital Advisors made our proposal to acquire Marietta. In our proposal letter, as well as in a number of conversations with you and Goldman Sachs, we have repeatedly requested the opportunity to discuss our proposal with the Company. We have also sought access to Marietta's non-public information, with a view to possibly increasing our bid price of $11 per share - itself roughly 50% over last December's market prices. In response, you have merely urged us to be patient.

          Meanwhile, since we made our proposal, the Company has announced the following:

     o Both revenues and earnings for the first quarter of fiscal 1995 were less than in the corresponding quarter of last year.

     o In the first quarter, the Company suffered a loss of $166,126 on its securities investments - this on the heels of a $670,681 securities portfolio loss in 1994. Combined, these represent a loss of 29% on investments purchased at $2,890,504.

     o    According to the self-styled "Raid Defense Fee
          Letter 6" annexed to the latest 10-Q, the Company has retained Goldman Sachs, for minimum compensation of $1.5 million. From both an expense and a suitability standpoint, we question the wisdom of selecting Goldman. While $1.5 million represents a minute contribution to Goldman's earnings, it equates to 67% of Marietta's earnings for the last four quarters. And while Goldman is well known for its blue-chip clientele, we wonder what experience Goldman has with companies of Marietta's size, and what degree of attention Goldman is providing this engagement.

     o The 90,000 options awarded you last November, at a $7.00 exercise price, were subject to shareholder approval at the upcoming annual meeting. Since the announcement of our offer, the Board has granted you corresponding stock appreciation rights (valued at $360,000 at our bid price) that are designed to circumvent the requirement of shareholder approval.

     o The Company also reported in its first-quarter 10-Q, without explanation, that 1995 capital expenditures will be approximately $6 million, $3.6 million of which had already been authorized. This is triple the average for the last six years and twice last

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          year's level - a surprisingly huge increase in capital
          investment, in the face of flat, if not declining, sales and earnings.

          . This announcement came as a particular surprise because as recently as December 23, 1994 Marietta stated in its 10-K: "The Company believes that it has sufficient production capacity to meet its anticipated growth for the foreseeable future." And while the 10-K mentioned in one sentence that there would be significant capital improvements in 1995, the only example given was $1.5 million of construction on the Olive Branch facility.
                The 10-K is devoid of any suggestion that capital expenditures were about to increase dramatically over the prior year's level.

         . Further, we doubt that such a significant capital-expenditure decision - one that may well inhibit the price that can be offered by ourselves or other potential bidders - could not be delayed until the Board decided (or allowed the shareholders to decide) whether to put the Company up for sale.

Against the backdrop of these developments and the lack of any response to our offer, your call for patience has begun to ring hollow.

          Steve, I appreciate the cordial tone of our few conversations, including yesterday's. I remain committed to a constructive dialogue if the Board will only afford us the opportunity. But the Board has been unresponsive by any reasonable measure, and I think that we and Marietta's other stockholders deserve better. We believe that we are entitled to a response to our proposal immediately following the Board's meeting next Friday.

          Let me reiterate our willingness to consider increasing our offering price if justified by Marietta's non-public information, to which we have been seeking access for the last six weeks. Please also be aware that our negotiations with lenders have advanced successfully in the interim, confirming our earlier expectation that the proposed acquisition can be readily financed.

         In addition, on behalf of Dickstein & Co., L.P. and Dickstein International Limited (which together own more than 14% of Marietta's shares), please be advised that we expect the Board to comply with its responsibility, under Section 603 of the New York Corporation Law, to conduct an election of directors by May 1, 1995.

         In accordance with the requirements of securities laws, we will be filing a copy of this letter in an amendment to our 13D.

          We look forward to hearing from you.


                                   Sincerely,


                                   Mark Dickstein


cc:  Board of Directors of Marietta Corporation


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